SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others” made public on Tuesday, July 8, 2008

2.	English press release entitled, “Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers” made public on Tuesday, July 8, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 8, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

July 8, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others

TOKYO, Japan – July 8, 2008 – Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to employees of the Company, and directors and employees of subsidiaries and affiliates of the Company based upon resolutions of the 45th Annual General Meeting of Shareholders of ORIX Corporation and Board of Director’s meeting both held on June 24, 2008. The details are given below.

1. Allocation Date of Stock Acquisition Rights (Issue Date)

July 23, 2008

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 490 individuals that includes employees of the Company, and directors, and employees of subsidiaries etc. of the Company.

The employees of the Company referred to above include persons who overlap as directors, corporate auditors or employees of the Subsidiaries etc. of the Company.

3. Type and number of shares to be issued pursuant to the stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights. If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the number of shares to be issued per unit of the stock acquisition rights (hereinafter referred to as the “Number of Shares Granted”) shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the Number of Shares Granted that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of share split or reverse share split

In the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Number of Shares Granted shall be adjusted to the extent reasonable.

4. Number of stock acquisition rights to be issued

The number of stock acquisition rights to be issued shall be 11,338 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 113,380 shares of the Company, provided, however, that if the adjustment to the Number of Shares Granted set forth in 3 above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

5. Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights.

6. Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the Number of Shares Granted set forth in 3 above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding July 22, 2008 on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the Exercise Price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×
1
Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of the 45th Annual General Meeting of Shareholders excluding instances of transfers of treasury stock under Article 210-2 Paragraph 2 of the former Commercial Code (Law No. 56 of 1997), exercise of the former warrants under the provisions of Articles 280-19 of the former Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) under Articles 280-20 and 280-21 of the former Commercial Code (Law No. 128 of 2001) and Articles 236, 238, 239 and 240 of the Company Law (Law No. 86 of 2005)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

				Number of shares already issued	+	Number of newly issued shares	×	Amount paid for one share
Share price before the issuance of new shares
Exercise Price after	=	Exercise Price before adjustment	×
adjustment				Number of shares	+		Number of newly
				already issued			issued shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7. The period to be allowed for exercising stock acquisition rights

From July 9, 2010 to June 24, 2018.

However, if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before July 8, 2010, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Terms of exercise of stock acquisition rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, or if the person is in violation of such laws or ordinances or in substantial violation of the internal rules or regulations; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

(3)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before July 8, 2010, in accordance with the proviso of 7 above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in (6) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

9. Reason for acquisition of stock acquisition rights

(1)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

(2)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

10. Restriction on acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

11. Necessary adjustments and changes as to conditions for the exercise of stock acquisition rights, including the shortening of the period where stock acquisition rights can be exercised in an organizational restructuring such as a merger

In the event that there is a merger, de-merger, share-swap, share-transfer or other organizational restructuring provided under the Company Law that takes effect after the conclusion of this General Meeting of Shareholders, or in the event that there are any amendments or repeals of related laws and regulations, the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors may, pursuant to 3 and 6 above, restrict the exercise of stock acquisition rights by shortening the period of time where stock acquisition rights can be exercised and by making other necessary adjustments or changes as to the conditions for the exercise of stock acquisition rights to a reasonable extent.

12. Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

(1)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

(2)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in (1) above from the limit amount for increase of capital, etc. provided in (1) above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

July 8, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Nigel D.R. Simpson

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers

TOKYO, Japan – July 8, 2008 – Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to directors and executive officers of the Company in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law and the authorization of the Board of Directors of ORIX Corporation. Furthermore, the issuance of stock acquisition rights will be granted in accordance with the resolution of the Compensation Committee as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation as previously announced in the press release made public on June 24, 2008 entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers).” The details are given below.

1. Allocation Date of Stock Acquisition Rights (Issue Date)

July 23, 2008

2. Persons to be allocated stock acquisition rights

The stock acquisition rights are to be issued to a total of 27 individuals that includes 11 directors (including 6 executive officers) and 16 executive officers of the Company.

3. Type and number of shares to be issued pursuant to the stock acquisition rights

The number of shares to be issued shall be 10 shares per unit of the stock acquisition rights. If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the number of shares to be issued per unit of the stock acquisition rights (hereinafter referred to as the “Number of Shares Granted”) shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the Number of Shares Granted that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of Shares Granted after adjustment = Number of Shares Granted before adjustment × Ratio of share split or reverse share split

In the event that the Company effects a merger, de-merger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Number of Shares Granted shall be adjusted to the extent reasonable.

4. Number of stock acquisition rights to be issued

The number of stock acquisition rights to be issued shall be 3,480 units. The total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be 34,800 shares of the Company, provided, however, that if the adjustment to the Number of Shares Granted set forth in 3 above has been made, the total number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted as well.

5. Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights. This condition does not apply for an issuance under advantageous terms.

6. Value of property to be invested at the time of exercising stock acquisition rights and method used for its calculation

The value of property to be invested into the Company at the time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the Number of Shares Granted set forth in 3 above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding July 22, 2008 on which the Exercise Price is determined, i.e., one day before the allocation day, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the Exercise Price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of the 45th Annual General Meeting of Shareholders excluding instances of transfers of treasury stock under Article 210-2 Paragraph 2 of the former Commercial Code (Law No. 56 of 1997), exercise of the former warrants under the provisions of Articles 280-19 of the former Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) under Articles 280-20 and 280-21 of the former Commercial Code (Law No. 128 of 2001) and Articles 236, 238, 239 and 240 of the Company Law (Law No. 86 of 2005)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

				Number of shares already issued	+	Number of newly issued shares	×	Amount paid for one share
Share price before the issuance of new shares
Exercise Price after	=	Exercise Price before adjustment	×
adjustment				Number of shares	+		Number of newly
				already issued			issued shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

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7. The period to be allowed for exercising stock acquisition rights

From July 9, 2010 to June 24, 2018.

However, if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before July 8, 2010, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Terms of exercise of stock acquisition rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, or if the person is in violation of such laws or ordinances or in substantial violation of the internal rules or regulations; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

(3)	If a Person with Stock Acquisition Rights exercises the stock acquisition rights on or before July 8, 2010, in accordance with the proviso of 7 above, the person must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in (6) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

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9. Reason for acquisition of stock acquisition rights

(1)	In the event that a proposal for approval of merger agreement pursuant to which the Company becomes a non-surviving company, a proposal for approval of absorption-type demerger agreement or incorporation-type demerger plan pursuant to which the Company becomes a company to be demerged, or a proposal for approval of share-swap agreement or share-transfer plan pursuant to which the Company becomes a wholly-owned subsidiary company is approved by the General Meeting of Shareholders of the Company (if the approval by the resolution of the General Meeting of Shareholders of the Company is not required, where the Board of Directors of the Company or an executive officer who has been delegated by the Board of Directors of the Company decides on the contents of such agreements or plans), then the Company may acquire the stock acquisition rights at no cost to the Company as of the day separately designated by the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors.

(2)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

10. Restriction on acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

11. Necessary adjustments and changes as to conditions for the exercise of stock acquisition rights, including the shortening of the period where stock acquisition rights can be exercised in an organizational restructuring such as a merger

In the event that there is a merger, de-merger, share-swap, share-transfer or other organizational restructuring provided under the Company Law that takes effect after the conclusion of this General Meeting of Shareholders, or in the event that there are any amendments or repeals of related laws and regulations, the Board of Directors of the Company or the executive officer of the Company who has been delegated by the Board of Directors may, pursuant to 3 and 6 above, restrict the exercise of stock acquisition rights by shortening the period of time where stock acquisition rights can be exercised and by making other necessary adjustments or changes as to the conditions for the exercise of stock acquisition rights to a reasonable extent.

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12. Matters regarding capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

(1)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

(2)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in (1) above from the limit amount for increase of capital, etc. provided in (1) above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

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